mlight Tech, Inc.

3100 Airway Drive

Suite 141

Costa Mesa, CA 92626

February 27, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11- Telecommunications

Re:	mLight Tech, Inc. Form 10-K for Fiscal Year September 30, 2016 Filed January 13, 2017 File No. 333-169805

Dear Mr. Pacho:

This letter is in response to your comment letter dated February 14, 2017. All references herein to the “Company” shall mean mLight Tech, Inc.

Please note that all references to changes in response to your letter of February 14, 2017 are those changes set forth in the Company’s Form 10-K/A (Amendment No. 1) for the fiscal year ended September 30, 2016.

Form 10-K for Fiscal Year Ended September 30, 2016

Item 9A. Controls and Procedures, pages 16 and 17

Omitted Assessment of Effectiveness of Disclosure Controls and Procedures

1.	Comment: Please revise to provide management’s assessment of the effectiveness over disclosure controls and procedures pursuant to Regulation S-K Item 307.

Response. This disclosure was not included by error in our drafting process. Our amended filing will add the following disclosure to Item 9A:

Mr. Carlos Pacho

U.S. Securities and Exchange Commission

February 27, 2017

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended.  Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods prescribed by the SEC. The reasons for our disclosure controls and procedures not being effective include the reasons cited below regarding our internal controls over financial reporting also not being effective.

Form 10-Q for the Quarterly Period Ended December 31, 2016

Note 6 – Purchase Commitments, page 14

2.	Comment: Refer to your $4.2 million and $1.78 million purchase commitment arrangements that expired in November 2012 and 2014. Please tell us the remaining purchase commitment amounts as of December 31, 2016 under each arrangement and disclose such amounts in future filings. In addition, tells us why such amounts are not required to be recognized in your financial statements. Please refer to ASC 440-10-25 in your response.

Response: Our previous arrangements to purchase paint products are distribution agreements which do not contain unconditional purchase commitments that obligated us to purchase products in the future. We had no obligation to purchase these products for the minimum quantities cited. Pursuant to ASC 440-10-25-4, as we are not obligated to purchase the products, we did not accrue any net losses. The minimum quantities cited (“Purchase Commitments”) were only minimum quantity levels required to achieve rebates. The Company received cash advances for rebates in the amounts of $430,000 in total, which were not recognized in the financial statements upon receipt, but rather classified as a liability as they had not been earned. As we have purchased products towards satisfying the volume rebates, we believe part of the rebate advance has been earned. This has been recognized as a reduction of our cost of goods sold in the periods earned.

Due to a precipitous drop in business and inability to execute our business plan as intended, the Company did not have the demand for the paint products as anticipated to completely earn the rebate and incentive advances. Based on our purchasing history, we believe the remaining purchase volumes required to earn the entire rebate advances under the distribution agreement is approximately $4,112,000 and the remaining purchase volumes for the manufacturer rebate agreement is $1,577,000.

Mr. Carlos Pacho

U.S. Securities and Exchange Commission

February 27, 2017

The Company hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

If you have any questions, please do not hesitate to contact me.

Sincerely,

By:	/s/ Todd Sudeck
Todd Sudeck
President and CEO